SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarification on CVM/B3 queries

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares and stock deposit certificates (UNITs) listed on B3 S.A. - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on the NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), provides clarification on the questioning of atypical fluctuations involving securities issued by the Company, requested by means of Official Letter 592/2021-SLS, sent on April 30, 2021 by B3 S.A. - Brasil, Bolsa, Balcão (“B3”) which is transcribed below.

____________________________________________________

April 30, 2021

592/2021-SLS

Companhia Paranaense de Energia - COPEL

At. Mr. Adriano Rudek de Moura

Investor Relations Officer

Ref .: Request for clarification on atypical oscillation

Dear sir,

In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we ask to be informed, by 05/03/2021, if there is any fact known to you by V.S.a. that can justify them.

* Updated until 17:30.

____________________________________________________

In response to the request, it is clarified that the average turnover (“ADTV”) of the common shares issued by the Company (“ON”) has undergone significant fluctuations in recent months and these variations have intensified in the last days. In the Company's view, this movement is related to the joint impacts: (i) the recent stock split (stock split) that took place on March 11, 2021, (ii) the first stock conversion program and formation of share certificates. deposits of shares (“UNITs”) of Copel, whose deadline for depositing the shares to be converted and object of UNITs ended on April 20, 2021, (iii) the disclosure, on April 16, 2021, of the new composition the theoretical portfolio of the Bovespa index (“Ibovespa”), which reduced the weight of the shares issued by the Company, and (iv) the publication of news in the media, on April 30, 2021, referring to the possible secondary offer of shareholders of the Company, which also motivated the request for clarification contained in Official Letter No. 586/2021-SLS and the disclosure of the notice to the market 16/21, which also clarified that the information published in the respective news that “Copel should raise R$ 1 billion in units ”is not correct.

Finally, with regard to the trading history, considering the last 12 months, it is possible to identify 10 trading sessions with a turnover similar to that seen on the said April 30, 2021.

Curitiba, May 03, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 3, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.